

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2010

Robert Rosner
Chief Executive Officer
Wataire International, Inc.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, California 91367

> **Re:** **Wataire International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 2, 2009**
> **File No. 000-49955**

Dear Mr. Rosner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mike Page, Esq.
 Via facsimile to (202) 457-1678